SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of August, 2002



                               CP SHIPS LIMITED

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                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

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                   (Address of Principal Executive Offices)

     Indicative by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F                  Form 40-F        X
                  ----                               --

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes______         No_______

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                               Page 1 of 4 Pages

                       Exhibits Index appears on Page 3


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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          CP SHIPS LIMITED
                                          ----------------
                                               (Registrant)

Date:  29 August 2002                     By: /s/ John K. Irving
                                              -------------------------------
                                              Name:  John K. Irving
                                              Title: Vice President, General
                                                     Counsel & Secretary




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



                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                 Page
----------------------                                                 ----

10.1 Press Release of CP Ships Limited "CP SHIPS CLOSES ON PURCHASE OF FOUR
ICE-STRENGTHENED SHIPS", dated 29 August 2002.                           4





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

                                                                  Exhibit 10.1


          CP SHIPS CLOSES ON PURCHASE OF FOUR ICE-STRENGTHENED SHIPS


LONDON, UK (29th August 2002) - CP Ships Limited has closed on its purchase of four ice-strengthened containerships which were previously bareboat chartered. The closing price was $181.5 million.

As previously announced, the purchase was paid for with proceeds from CP Ships' offering in July 2002 of 9.6 million common shares and private placement of $200 million of senior unsecured notes.

The ships are Canmar Fortune and Canmar Courage which have operated in the CP Ships fleet since 1996 and Canmar Pride and Canmar Honour which joined the fleet in 1998.

                                    -ends-


About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates in 24 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia di Navigazione, Lykes Lines and TMM Lines. Its fleet of about 80 ships carries two million teu per year. Within the majority of its core trade lanes, CP Ships is the leading carrier. CP Ships also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships is traded on the Toronto and New York stock exchanges under the symbol TEU. For further information, visit the CP Ships website (www.cpships.com).


                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
              Elizabeth Canna, Director Corporate Communications
              Telephone:+44 (0)20 7389 1119 or +41(0) 79 691 3764
                                      or
                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660

Note: This press release may include forward-looking statements about the operations, objectives and expected financial results of CP Ships and its affiliates. Such statements are inherently subject to uncertainties arising from a variety of factors including, without limitation, legislative or regulatory changes, competition, technological developments and global economic and financial conditions. Actual performance could differ substantially.

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